Exhibit 99.2

Arqit Quantum Inc.

Unaudited Condensed Consolidated Interim Financial Statements

For the period ended 31 March 2025

Arqit Quantum Inc.

Unaudited Condensed Consolidated Financial Statements

as of and for the period ended 31 March 2025

Arqit Quantum Inc.

Condensed Consolidated Statement of Comprehensive Income

For the period ended 31 March 2025

		Unaudited six	Unaudited six
		month	month
		period ended	period ended
	Note	31 March 2025	31 March 2024
		$'000	$'000
Continuing operations
Revenue	2	67	119
Other Income	2	101	—
Administrative expenses	3	(17,963)	(16,757)
Operating loss		(17,795)	(16,638)
Change in fair value of warrants		(2)	(1)
Finance costs		(26)	(140)
Finance income		566	674
Loss before tax		(17,257)	(16,105)
Income tax		—	—
Loss from continuing operations		(17,257)	(16,105)
Discontinued operation
Profit/(loss) from discontinued operation, net of tax	4	91	(31,567)
Loss for the period		(17,166)	(47,672)

Other comprehensive loss:
Items that may be reclassified to profit or loss
Currency translation differences		4,522	(2,848)
Total comprehensive loss for the period attributable to equity holders		(12,644)	(50,520)

Total comprehensive (loss)/profit for the year attributable to equity holders arises from:
Continuing operations		(12,735)	(18,953)
Discontinued operations		91	(31,567)
Total comprehensive (loss)/profit for the year attributable to equity holders		(12,644)	(50,520)

Earnings per ordinary share from continuing operations attributable to equity holders

Basic earnings per share		(1.35258)	(0.09926)
Diluted earnings per share		(1.35258)	(0.09926)

Earnings per ordinary share for the loss attributable to equity holders

Basic earnings per share		(1.34545)	(0.29383)
Diluted earnings per share		(1.34545)	(0.29383)

Arqit Quantum Inc.

Condensed Consolidated Statement of Financial Position

As at 31 March 2025

		Unaudited	Audited
		31 March	30 September
	Note	2025	2024
		$'000	$'000
ASSETS
Non-current assets
Property, plant and equipment		173	267
Right of use asset		706	811
Intangible assets	5	1,935	1,939
Total non-current assets		2,814	3,017

Current assets
Trade and other receivables	6	1,790	4,997
Cash and cash equivalents		24,781	18,705
Assets classified as held for sale	4	—	—
Total current assets		26,571	23,702
Total assets		29,385	26,719

LIABILITIES
Current liabilities
Trade and other payables	7	10,572	11,911
Lease liabilities		256	286
Liabilities classified as held for sale	4	—	—
Total current liabilities		10,828	12,197

Non-current liabilities
Trade and other payables	7	2,000	2,000
Lease liabilities		577	704
Warrants liability		2	—
Total non-current liabilities		2,579	2,704
Total liabilities		13,407	14,901
Net assets		15,978	11,818

EQUITY
Share capital	8	34	29
Share premium	9	168,234	150,084
Other reserves	9	166,804	166,804
Foreign currency translation reserve	9	(4,919)	(9,441)
Share-based payment reserve	9	35,105	36,456
Retained earnings	9	(349,280)	(332,114)
Total Equity		15,978	11,818

Arqit Quantum Inc.

Condensed Consolidated Statement of Changes in Equity

For the period ended 31 March 2025

				Foreign	Share
	Share	Share	Other	currency	option	Retained
	Capital	Premium	reserves	translation	reserve	earnings	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance at 1 October 2023	16	137,021	166,804	1,790	38,555	(277,533)	66,653
Loss for the period	—	—	—	—	—	(47,672)	(47,672)
Other comprehensive income	—	—	—	(2,848)	—	—	(2,848)
Total comprehensive income	—	—	—	(2,848)	—	(47,672)	(50,520)
Issuance of ordinary shares	1	—	—	—	—	—	1
Transactions with owners in their capacity as owners:
Share option charge	—	—	—	—	(803)	—	(803)

Balance at 31 March 2024 attributable to owners of the Group	17	137,021	166,804	(1,058)	37,752	(325,205)	15,331

Balance at 1 October 2024	29	150,084	166,804	(9,441)	36,456	(332,114)	11,818
Loss for the period	—	—	—	—	—	(17,166)	(17,166)
Other comprehensive income	—	—	—	4,522	—	—	4,522
Total comprehensive income	—	—	—	4,522	—	(17,166)	(12,644)
Issuance of ordinary shares	5	18,150	—	—	—	—	18,155
Transactions with owners in their capacity as owners:
Share option credit	—	—	—	—	(1,351)	—	(1,351)

Balance at 31 March 2025 attributable to owners of the Group	34	168,234	166,804	(4,919)	35,105	(349,280)	15,978

Arqit Quantum Inc.

Condensed Consolidated Statement of Cash Flows

For the period ended 31 March 2025

	Unaudited	Unaudited
	six month	six month
	period ended	period ended
	31 March	31 March
	2025	2024
	$'000	$'000
Cash flows from operating activities
Cash used in operations	(12,476)	(22,655)

Net cash used in operating activities	(12,476)	(22,655)

Cash flows from investing activities
Interest received	566	674
Capital expenditure on property, plant and equipment	(30)	(6)
Capital expenditure on intangibles	(223)	(1,068)

Net cash used in investing activities	313	(400)

Cash flows from financing activities
Proceeds from issue of shares, net of issue costs	16,548	—
Shares issued on exercise of warrants	1,607	—
Payments of lease liabilities	(151)	(284)
Payments of interest portion of lease liabilities	(26)	(37)
Proceeds from government grants	239	416

Net cash generated from financing activities	18,217	95

Net decrease in cash and cash equivalents	6,054	(22,960)
Cash and cash equivalents at beginning of period	18,705	44,455
Foreign exchange on cash and cash equivalents	22	(167)

Cash and cash equivalents at end of period	24,781	21,328

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2025

1.	General information and significant accounting policies

General information

Arqit Quantum Inc. (the “Company”) is a Cayman Islands exempted limited liability company with registered number 374857. The address of its registered office and its principal place of trading is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

These condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”).

The principal activity of the Group is provision of cybersecurity services.

Basis of preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, including IAS 34 ‘Interim Financial Reporting’. They do not include all of the information required in annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended September 30, 2024. The report of the auditors on those financial statements was unqualified. The comparative balance sheet figures for the year ended September 30, 2024, were derived from the audited consolidated financial statements.

The unaudited condensed consolidated financial statements have been presented in United States Dollars “USD” which is also the Group’s functional currency. All values are rounded to the nearest units (USD '000), except when otherwise indicated.

Information on the accounting policies applied can be found in the Group’s latest annual audited financial statements. The unaudited condensed consolidated interim financial statements are prepared on the historical cost basis, other than investor warrants held at fair value through profit or loss.

Going Concern

The directors have adopted the going concern basis in preparing these condensed consolidated financial statements. In assessing whether the going concern assumption is appropriate, the Directors have taken into account all relevant available information about the current and future position of the Group. As part of their assessment, the Directors have also taken into account the ability to raise additional funding whilst maintaining sufficient cash resources to meet all commitments. The Group has prepared detailed forecasts considering the impact of the current economic and political climate and uncertainties and strong cost control measures in place. The forecasts show that the Group will be able to grow according to its plans and that it can continue to operate for the foreseeable period. Based on the above, the Directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future, such that they will be able to realize their assets and discharge their liabilities in the normal course of business for a period of at least 12 months from the date of signing these consolidated condensed financial statements, and beyond. Therefore, the financial statements are prepared on the going concern basis.

Use of judgments and estimates

The preparation of the unaudited condensed consolidated interim financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual financial statements.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2025

1.	General information and significant accounting policies (continued)

Use of judgments and estimates (continued)

Measurement of fair values

A number of the Group’s accounting policies require the measurement of fair values, for both financial and non-financial assets and liabilities.

The Group has an established control framework with respect to the measurement of fair values. This includes a senior finance team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The senior finance team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the senior finance team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group audit committee.

When measuring the fair value of an asset or liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

New and amended standards adopted by the Group

There have been no new or amended standards adopted by the Group for the first time during the interim period.

Operating segments

The Group to operates within one operating segment, being the provision of cybersecurity services.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2025

2.	Revenue

The Group’s operations and main revenue streams are those described in the last annual financial statements. The Group’s revenue is derived from contracts with customers.

Disaggregation of revenue

In the following table, revenue is disaggregated by primary geographical market and service line.

	Period ended	Period ended
	31 March	31 March
	2025	2024
	$'000	$'000

SKA-PlatformTM – provision of services	67	119

Geographical markets
UK	67	119
	67	119

Grants of $101k received during the period are shown as Other Income on The Statement of Comprehensive Income.

Contract balances

The following table provides information about receivables, contract assets and contract liabilities with customers.

	31 March	30 September
	2025	2024
	$'000	$'000

Receivables, which are included in trade and other receivables	182	471
Contract assets	49	—
Contract liabilities	50	4

The contract assets primarily relate to the Group’s rights to consideration for work completed or in progress but not billed at the reporting date on services provided. The contracts are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. The contract liabilities primarily relate to the advance consideration received from customers for services where revenue is recognized over time.

The full amount of $4 thousand recognized in contract liabilities at the beginning of the period has been recognized as revenue in the six months ended 31 March 2025.

The amount of revenue recognized in the six months ended 31 March 2025 from performance obligations satisfied (or partially satisfied) in previous periods is $nil.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2025

3.	Expenses by Nature

	Period ended	Period ended
	31 March	31 March
	2025	2024
	$'000	$'000
Employee benefit expense and other staff costs	9,822	12,006
Capitalised within intangible assets	—	—
Legal and professional	1,729	1,874
Foreign exchange	4,542	(3,979)
Property costs	203	1,134
Share based compensation	(1,379)	(293)
Depreciation	126	497
Amortisation	314	1,078
Other expenses	2,606	4,440
Total administrative expenses	17,963	16,757

4.	Discontinued operations and assets held for sale

In May 2023, Arqit announced that it was selling its satellite division consisting of satellite assets under construction, patents, customer contracts and an engineering team. Following that announcement, the satellite division was reported as discontinued operations and classified as a disposal group held for sale in the 2023 annual financial statements. During the six months ended March 31, 2024, Arqit was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP, and as a result determined that its satellite assets were no longer considered as held for sale as at 31 March 2024. The assets of the satellite division have been fully impaired as at 31 March 2024. The condensed consolidated statement of comprehensive income presents profit/(loss) from discontinued operations separately from continuing operations.

During the six months ended 31 March 2025, Arqit recognised a grant claim received of $117,000 related to a satellite project completed during the fiscal year ended 30 September 2025, and the sale of satellite division equipment for $33,000.

The impact on the statement of comprehensive income is as below:

	Period ended	Period ended
	31 March	31 March
	2025	2024
	$'000	$'000
Other Income	117	—
Administrative expenses	(59)	(916)
Impairment loss	33	(34,065)
Tax credit	—	3,414
Profit/(loss) from discontinued operation, net of tax	91	(31,567)

The net cash flows associated with the discontinued operations are as follow:

	Period ended	Period ended
	31 March	31 March
	2025	2024
	$'000	$'000
Net cash (used)/generated in/from operating activities	117	(2,232)
Net cash used in investing activities	—	—
Net cash used in financing activities	—	—
Net cash flows for the period	117	(2,232)

There is no impact from the discontinued operation on the financial position of the Group at 31 March 2025.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2025

5.	Intangible fixed assets

31 March
2025
$'000
Cost
At 1 October 2024	2,431
Additions	223
Reclassified to discontinued operations	—
Foreign exchange on translation	(74)
At 31 March 2025	2,580
Amortisation
At 1 October 2024	(492)
Charge	(166)
Foreign exchange on translation	13
At 31 March 2025	(645)
Net Book Value
At 31 March 2025	1,935
At 30 September 2024	1,939

Amortisation on intangible assets is calculated under the straight-line method over their estimated useful lives of between 3 – 10 years.

An impairment test was performed for the period ended March 31, 2025, which considered the value of existing contracts and forecasted revenues. No impairment was deemed necessary.

6.	Trade and other receivables

	31 March	30 September
	2025	2024
	$'000	$'000
Current assets
Trade debtors	231	471
Other debtors	567	4,009
Prepayments and accrued income	992	517
Total	1,790	4,997

Non-current
Other debtors	—	—

The carrying amount of financial assets recorded at amortised costs in the financial statements approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2025

7.	Trade and other payables

	31 March	30 September
	2025	2024
	$'000	$'000
Current liabilities
Trade payables	6,177	9,009
Other tax and social security	814	439
Other creditors	910	593
Accruals	2,621	1,866
Deferred income	50	4
Total	10,572	11,911

Trade payables and accruals relate to amounts payable at the balance sheet date for services received during the period. The Group has financial risk management policies in place to ensure that all payables are paid within the credit timeframe. The carrying amount of financial liabilities recorded at amortised costs in the financial statements approximate their fair value.

	31 March	30 September
	2025	2024
	$'000	$'000
Non-current Liabilities
Trade payables	2,000	2,000
	2,000	2,000

8.	Share capital

As of 31 March 2025, the total number of ordinary shares of the Company outstanding is 13,478,578 with a par value of $0.0025.

	Number of ordinary	Share capital
	shares	$
30 September 2024 – par value $0.0025	11,545,354	28,864

ATM	718,796	1,797
Registered Direct Offering	720,000	1,800
Warrants exercised	82,410	206
EMIs exercised	62,151	155
RSUs granted	349,867	875

31 March 2025 – par value $0.0025	13,478,578	33,696

Arqit Quantum Inc.

Condensed Consolidated Notes to the Financial Statements

For the period ended 31 March 2025

9.	Reserves

Share premium

Includes the difference in price between the par value of shares, and the total price the Group received for those shares, net of expenses.

Foreign currency translation reserve

Includes other comprehensive income relating to the translation of subsidiaries into the presentational currency of the group.

Share based payment reserve

Cumulative charges in respect of share options issued.

Retained earnings

Includes cumulative profit and loss and all other net gains and losses and transactions with owners (e.g. dividends) not recognized elsewhere.

Other reserves

Other reserve includes the IFRS 2 deemed acquisition cost and other reserves assumed as part of the reverse acquisition.

10.	Contingent Liabilities

As previously reported, the Company is aware of legal proceedings relating to it, however given their nature and the uncertainties involved in the outcomes and financial impact, no liability has been recorded in relation to them.

11.	Post balance sheet events

No events after the reporting period to disclose.